650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
July 20, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
CONFIDENTIAL SUBMISSION VIA EDGAR	Hamburg	Seoul
U.S. Securities and Exchange Commission	Hong Kong	Shanghai
Division of Corporate Finance	Houston	Silicon Valley
100 F. Street, N.E.	London	Singapore
Washington, D.C. 20549	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Re: Orion Office REIT Inc. – Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of our client, Orion Office REIT Inc. (the “Company”), a Maryland corporation and a wholly owned subsidiary of Realty Income Corporation (“Realty Income”), we are submitting to the staff of the Securities and Exchange Commission for confidential non-public review a draft Registration Statement on Form 10 (the “Registration Statement”) for the registration of the Company’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Realty Income’s planned distribution of all of the outstanding shares of Company common stock to Realty Income’s stockholders.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (714) 755-8172.

Sincerely,
/s/ William Cernius
William Cernius

cc: Orion Office REIT Inc.

Sumit Roy, President
Christie Kelly, Treasurer
Michelle Bushore, Secretary